Press Release

CAE PLANS FOR THE FUTURE:
INCREASED SYNERGIES, IMPROVED EFFICIENCY, CLEAR ACCOUNTABILITY
AND ANNOUNCES THIRD-QUARTER RESULTS

•   Conference call and Webcast to be held at 8:00 a.m. today

Montreal, February 11, 2005 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the third quarter ended December 31, 2004, and announced a comprehensive restructuring plan aimed at restoring the Company’s profitability, cash flow and return on investment.

CAE recorded a net loss for the quarter of $347.0 million, or $1.40 per share. This includes a non-cash charge of $443.3 million ($354.5 million net after-tax) for impairment in the value of goodwill, intangible and tangible assets. Excluding this charge, earnings from continuing operations for the third quarter were $8.8 million (or $0.04 a share) compared to $14.5 million (or $0.05 a share) last year. It should be noted that restructuring costs of approximately $3.8 million pre-tax ($0.01 per share) have already been charged to operating earnings in the third quarter. During the fourth quarter ending March 31, 2005, the Company will record a $30-million charge for workforce reduction and related expenses. An additional restructuring cost in the range of $25 to $35 million will be incurred over the course of fiscal year 2006. The third-quarter financial results do not include the estimated after-tax gain of $110 million from the sale of the Marine Controls unit, which will be recorded in the quarter ending March 31, 2005. All financial information is in Canadian dollars.

New Business Plan

Immediately following his arrival as President and Chief Executive Officer last August, Mr. Robert E. Brown initiated an extensive six-month strategic review of CAE’s markets, customers and other external stakeholders as well as its internal resources and capabilities. Following this review, the Company has reconfirmed its strategic direction. In doing so, it has adopted a plan that will protect its technological leadership while at the same time fostering synergies between its various operating units and implementing sound business practices. The plan maintains a Civil Training Group and a Military Group, both of which will be devoted to training, simulation, modelling and sales for their specific markets. A new Simulation Products Group will consolidate all manufacturing activities and include engineering, program management and global procurement. These functions had previously existed in the other two groups, resulting in duplication. The reorganization, which will be effective April 1, 2005, is expected to result in significant savings to the Company and will position it well to face new market realities.

“Our plan will change the way we do business,” said CAE President and Chief Executive Officer Robert E. Brown. “CAE has sound fundamentals: talented people, remarkable technical expertise and quality products. Based on these core strengths, we have put in place a new structure that will encourage a sharing of expertise between units and make us a more efficient operation. In addition, it will clarify responsibilities and accountability and improve our competitive position in the marketplace.

“Our team has the expertise and experience to make our new structure work,” Mr. Brown added. “The Civil Training Group will continue to be led by Jeff Roberts while the Military Group will remain under the leadership of Don Campbell. Marc Parent, who joined us last week and who has 20 years’ experience in aerospace, will be the Group President of the new Simulation Products Group. All three will have full accountability and P&L responsibility.

“In line with our commitment to be more transparent in both our financial and operational information, we will, in the next fiscal year, start providing a full segmentation of CAE’s equipment and training performance, enabling stakeholders to properly assess the condition and prospects of all of our businesses.

“Effective today, we are also announcing the appointment of Mr. Alain Raquepas, C.A., LL.B., as Chief Financial Officer. After conducting an extensive internal and external search for a new CFO, we came to realize that the most qualified person for the job was already within our midst. Alain’s knowledge of CAE and the industry in general are considerable. He had previously served as Vice-President, Finance, of our military business and has been acting CFO for the past four months. In that capacity, he has done an excellent job and has guided us through this entire restructuring process. We offer our congratulations to Alain and wish him all the best in his new role.”

Other Organizational Changes and Restructuring

“This has been a challenging time, requiring difficult decisions,” said Mr. Brown. “To eliminate duplication and to achieve a more competitive cost structure, we will be reducing our headcount by some 450 people. I feel deep regret at the hardship that I know this will cause the employees who will be leaving, as well as their families, but this is a measure we must take to assure the long-term stability of the company.”

The Civil Training Group will consolidate training centres where duplication exists and reallocate a number of simulators to maximize yield. The Company will also be implementing an enterprise resource planning system — a business management system that integrates all facets of the business, including planning, manufacturing, sales, and marketing — in order to improve accountability and information flow. In addition, CAE’s compensation structure will be reoriented, effective April 1, 2005, with a specific emphasis on building shareholder value.

Balance Sheet

CAE has determined that it is necessary to record a pre-tax write-down of assets of $443.3 million. Of this amount, $205.2 million represents a reduction in goodwill following CAE’s annual goodwill impairment test, which is conducted every year as at December 31. Due to the strengthening of the Canadian dollar and continuing negative market conditions in civil aviation, more tests were conducted. These resulted in an additional write-down of $238.1 million: of this, $107.1 million is a reduction of identifiable intangible assets (primarily related to training acquisitions), and $131.0 million is a reduction for non-performing simulators and other assets including deferred research and development costs.

CAE is recording a deferred tax benefit of $88.8 million related to this impairment, which results in a net after-tax charge to income in the third quarter of $354.5 million, or $1.43 per share. These non-cash adjustments have no impact on previously reported revenues or operating income and will not result in any future cash expenditures.

The valuation principles used by the Company for the goodwill impairment test were consistent with those of prior years. The increased clarity of current and expected weak market conditions — including the continued lack of profitability of the civil aviation market, a decline in demand for 30-to-50 seat passenger regional jets, and the higher Canadian dollar — triggered changes in assumptions that led CAE to lower estimates of the future cash flows expected from its investments in its civil business. The reduction in carrying value of intangible and tangible assets will result in a decrease in the amortization charge of approximately $14.0 million on an annualized basis, commencing in the fourth quarter of fiscal 2005.

“The recent sale of our Marine Controls division and the impairment charge will strengthen our balance sheet,” said Mr. Brown. “The full benefit of the sale of Marine Controls will be recorded in the fourth quarter of this fiscal year.

“Management and the Board realize that a write-down of the magnitude announced represents a substantial reduction in the retained earnings of the company. However, the charge is non-cash, and as such, does not have a consequential impact on our debt covenants. CAE has obtained an amendment to certain financial covenants from its banking syndicate and senior note holders to allow for a write-down of this nature not to constitute an event of default.

“The measures announced today as well as the recently announced sale of the Marine Controls business unit underscore our priorities of strengthening the balance sheet and generating positive free cash flow. Consistent with these priorities and after serious consideration, the Board has made the decision to reduce the dividend to $0.04 per share on an annualized basis, which more appropriately reflects the funding requirements of a capital-intensive business. This more conservative dividend will make available to the Company approximately $20 million in additional cash annually. We also intend to take a much more disciplined approach to new capital expenditures in the future, recognizing that the majority of our capital expenditure for the 2006 fiscal year has already been committed.”

Mr. Brown concluded, “The next twelve months are going to be challenging. Much of the immediate savings from the actions being announced today are offset by low-margin contracts in our civil equipment backlog, reflecting the new market reality in civil aviation, and a stronger Canadian dollar. This reorganization process is intended to fundamentally change the way we do business, and should ensure that the company’s financial position is strengthened by the end of the next fiscal year. Most of the major benefits of our plan will be realized in the medium to long-term.”

Directors

With deepest regret, CAE recognizes the passing of R. Fraser Elliott, C.M., Q.C., and acknowledges his exceptional leadership and contributions as a former Chairman of the Board and as a Director of CAE for more than 50 years.

Two new members have joined CAE’s Board of Directors: Brian Barents, former CEO of both Learjet and Galaxy Aerospace, and former Chairman of the General Aviation Manufacturers Association; and Paul Gagné, former CEO of Avenor.

Discontinued Operations

On February 4, 2005, CAE announced that it had completed the major portion of the sale of its Marine Controls unit to L-3 Communications, for a payment of C$245 (US$200) million in cash. The remaining elements of the sale, including L-3’s assumption of C$52 (£23) million of project finance debt, are expected to close in the coming months, upon receipt of final approvals. CAE will record an estimated after-tax gain of $110 million in its quarter ending March 31, 2005. Therefore, the financial results of Marine Controls continue to be reported as Discontinued Operations, and the gain on sale is not reflected in the third-quarter financial statements.

Operating Results

Consolidated revenue from continuing operations for the third quarter increased 1.0% to $257.5 million from the $255.2 million generated in the prior year. Civil’s revenue increased by 14.0% as a result of higher average revenue per simulator in the training centre network, while Military’s revenue decreased by 9.4% due to a lower level of activity during the quarter.

Earnings Before Interest and Taxes (“EBIT”) from continuing operations, before the impairment charge of $443.3 million, decreased 26.4% to $17.3 million from the $23.5 million generated in the prior year. The decrease from the prior year is due to lower earnings in both Civil and Military. CS&T’s overall operating margin was 4.7%. In MS&T, the operating margin was 8.7%, the same level as last year, but down from 12.3% last quarter.

The net loss for the third quarter was $347.0 million, or $1.40 per share. This includes a non-cash charge of $443.3 million ($354.5 million net after-tax) for impairment in the value of goodwill, intangible and tangible assets. Excluding this charge, earnings from continuing operations for the third quarter were $8.8 million (or $0.04 a share) compared to $14.5 million (or $0.05 a share) last year. Also excluding the impairment charge, net earnings were $7.5 million, or $0.03 per share compared to earnings of $21.4 million (or $0.09 per share), last year. A restructuring cost of approximately $3.8 million ($0.01 per share) associated with the Company’s restructuring exercise occurred during the third quarter.

Year-to-date, revenue from continuing operations increased by 6.8% to $723.5 million, despite a cumulative negative foreign exchange impact of approximately $15.1 million. The increase is attributable primarily to the CS&T business. Cumulative EBIT from CAE’s continuing operations, excluding the asset impairment charge, increased to $71.0 million from $63.3 million last year, with Civil’s EBIT up by 35.3% and Military’s EBIT down by 5.3%. Year-to-date EBIT in both business segments was affected positively by the first-quarter recognition of investment tax credits (ITC) totalling $14.2 million and negatively by adverse foreign exchange impacts on operating earnings totalling approximately $2.6 million. Year-to-date EBIT margins in the CS&T were 9.5%.

The year-to-date net loss was $308.7 million, or $1.25 per share. Excluding the impact of the impairment write-down, net earnings for the nine months were $45.8 million, or $0.19 per share, compared to net earnings of $49.7 million, or $0.22 per share, in the same period last year.

The free cash flow position from continuing operations for the quarter and year-to-date improved by $124.2 million and $58.6 million, respectively, compared to the prior year, as a result of positive variances in non-cash working capital offset by an increase in capital expenditures, which amounted to $103.5 million year-to-date compared to $61.0 million in the prior year. The majority of the latter expenditure was for the expansion of the Civil training network. CAE defines free cash flow as net cash provided by continuing operating activities less capital expenditures and dividends paid, plus proceeds from sales and leaseback.

At December 31, 2004, CAE’s balance sheet included cash and cash equivalents of $63.2 million. CAE’s net debt, defined as long-term debt less cash and cash equivalents, was $549.6 million as at December 31, 2004. Total shareholders’ equity at December 31, 2004 of $555.3 million reflects the impairment charge but excludes the gain on the sale of Marine, which will be included in the fourth-quarter financial results.

CAE’s consolidated backlog from continuing operations at December 31, 2004 was $2.5 billion, compared to $2.2 billion last year.

Outlook

CAE foresees a slow improvement in the civil aviation market and is preparing itself to meet the growing needs of this market. At the same time, CAE will aim at increasing revenue per simulator in its training centers around the world and at containing fixed costs. The Company also sees good opportunities in the military market, driven in large part by military and Homeland Security opportunities in the USA and elsewhere. In that context, CAE has outlined a number of objectives. It intends to sustain double digit margins in its Military business unit and to substantially reduce its manufacturing costs for simulators sold by both civil and military units.

CAE has a well diversified, high-quality product portfolio and intends to end the year with a restructured and solid earnings base that can lead to meaningful earnings growth over the medium and long term.

A more detailed discussion of business unit highlights can be found in the Management’s Discussion & Analysis posted at http://www.cae.com/financialsQ3.

Conference Call

CAE will host a conference call today at 8:00 a.m. E.T. for analysts, institutional investors and the media. North American participants can access the call by dialling 1-800-564-3880 or 1-514-397-8625. Overseas participants can dial +800-4990-5000 or +1-514-397-8625. The conference call will also be audio Webcast live for the public at www.cae.com.

CAE is a leading provider of simulation and modelling technologies as well as integrated training services for commercial and business aviation, and defence customers worldwide. The company has annual revenues of approximately C$1 billion, with operations and training facilities in 17 countries on five continents.

This press release includes forward-looking statements that are based on certain assumptions and reflects CAE’s current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE’s materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

On the Web: www.cae.com

Media contacts:
Nathalie Bourque, Vice-President, Corporate Communications, (514) 734-5788,
nathalie.bourque@cae.com
Anne von Finckenstein, Manager, Media Relations, (514) 341-6780, ext. 4889,
anne.vonfinckenstein@cae.com
Investor relations:
Andrew Arnovitz, Director, Investor Relations, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	as at December 31	as at March 31
(amounts in millions of Canadian dollars)	2004	2004
Assets
Current assets
Cash and cash equivalents	$63.2	$54.7
Accounts receivable	285.2	316.5
Inventories	114.9	147.7
Prepaid expenses	14.3	19.6
Income taxes recoverable	95.2	52.0
Future income taxes	5.9	1.8
Current assets held for sale	86.7	89.8

	665.4	682.1
Restricted cash	0.9	7.0
Property, plant and equipment, net	795.1	784.0
Future income taxes	102.2	89.0
Intangible assets	20.6	129.2
Goodwill	91.3	300.7
Other assets	108.0	165.4
Long-term assets held for sale	135.4	135.9

	$1,918.9	$2,293.3

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$281.2	$322.0
Deposits on contracts	81.2	69.3
Long-term debt due within one year	35.6	8.8
Future income taxes	52.1	51.1
Current liabilities related to assets held for sale	53.9	54.5

	504.0	505.7
Long-term debt	577.2	575.5
Deferred gains and other long-term liabilities	164.5	155.6
Future income taxes	46.6	77.5
Long-term liabilities related to assets held for sale	71.3	60.2

	1,363.6	1,374.5

Shareholders’ Equity
Capital stock	371.2	367.5
Contributed surplus	2.7	1.3
Retained earnings	231.2	562.1
Currency translation adjustment	(49.8)	(12.1)

	555.3	918.8

	$1,918.9	$2,293.3

Consolidated Statements of Earnings

	three months ended		nine months ended
	December 31		December 31
(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	2004	2003	2004	2003
Revenue
Civil Simulation and Training	$128.2	$112.5	$386.6	$332.9
Military Simulation and Training	129.3	142.7	336.9	344.4

	$257.5	$255.2	$723.5	$677.3

Earnings from continuing operations before interest and income taxes
Civil Simulation and Training	$6.0	$11.1	$36.8	$27.2
Military Simulation and Training	11.3	12.4	34.2	36.1
Impairment of goodwill, tangible and intangible assets	(443.3)	—	(443.3)	—

(Loss) earnings from continuing operations before interest and income taxes	(426.0)	23.5	(372.3)	63.3
Interest on long-term debt	9.0	9.4	27.0	28.3
Other interest income, net	(3.6)	(4.2)	(11.0)	(10.2)

(Loss) earnings from continuing operations before income taxes	(431.4)	18.3	(388.3)	45.2
Income tax (recovery) expense	(85.7)	3.8	(74.3)	7.5

(Loss) earnings from continuing operations	$(345.7)	$14.5	$(314.0)	$37.7
Results of discontinued operations	(1.3)	6.9	5.3	12.0

Net (loss) earnings	$(347.0)	$21.4	$(308.7)	$49.7

Basic (loss) earnings per share from continuing operations	$(1.40)	$0.05	$(1.27)	$0.16

Diluted (loss) earnings per share from continuing operations	$(1.40)	$0.05	$(1.27)	$0.16

Basic (loss) earnings per share	$(1.40)	$0.09	$(1.25)	$0.22

Diluted (loss) earnings per share	$(1.40)	$0.09	$(1.25)	$0.22

Weighted average number of shares outstanding	247.0	246.5	246.8	228.7

Consolidated Statements of Retained Earnings

	three months ended		nine months ended
	December 31		December 31
(Unaudited)
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
Retained earnings at beginning of period	$585.6	$541.2	$562.1	$531.2
Share issue costs (net of taxes of $2.4 million)	—	—	—	(5.1)
Net (loss) earnings	(347.0)	21.4	(308.7)	49.7
Dividends	(7.4)	(7.4)	(22.2)	(20.6)

Retained earnings at end of period	$231.2	$555.2	$231.2	$555.2

Consolidated Statements of Cash Flow

	three months ended		nine months ended
	December 31		December 31
(Unaudited)
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
Operating activities
Net (loss) earnings	$(347.0)	$21.4	$(308.7)	$49.7
Results of discontinued operations	1.3	(6.9)	(5.3)	(12.0)

(Loss) earnings from continuing operations	(345.7)	14.5	(314.0)	37.7
Adjustments to reconcile earnings to cash flows from operating activities:
Impairment of goodwill, tangible and intangible assets	443.3	—	443.3	—
Amortization	21.3	18.4	58.5	51.5
Future income taxes	(81.7)	7.3	(68.9)	(0.2)
Investment tax credit	(4.0)	2.7	(24.1)	(2.2)
Stock-based compensation	0.5	0.3	1.4	0.9
Other	1.3	(7.9)	4.1	(11.3)
Decrease (increase) in non-cash working capital	57.8	(68.2)	18.8	(154.4)

Net cash provided by (used in) continuing operating activities	92.8	(32.9)	119.1	(78.0)
Net cash (used in) provided by discontinued operating activities	(5.6)	(4.8)	15.0	0.1

Net cash provided by (used in) operating activities	87.2	(37.7)	134.1	(77.9)

Investing activities
Purchase of business	—	—	(6.6)	—
Proceeds from disposal of discontinued operations	—	—	0.8	22.3
Short-term investments, net	—	1.9	—	(0.4)
Capital expenditures	(37.3)	(7.8)	(103.5)	(61.0)
Proceeds from sale and leaseback of assets	28.0	—	28.0	122.5
Deferred development costs	(2.5)	(4.7)	(9.4)	(7.5)
Deferred pre-operating costs	—	(3.4)	(1.3)	(3.2)
Other assets	(1.0)	9.4	(5.1)	7.5

Net cash (used in) provided by continuing investing activities	(12.8)	(4.6)	(97.1)	80.2
Net cash used in discontinued investing activities	(2.1)	(1.1)	(6.2)	(7.1)

Net cash (used in) provided by investing activities	(14.9)	(5.7)	(103.3)	73.1

Financing activities
Proceeds from long-term debt	106.2	70.3	255.4	380.3
Repayments of long-term debt	(137.3)	(48.0)	(264.3)	(454.2)
Dividends paid	(7.2)	(7.2)	(21.6)	(20.1)
Common stock issuances	0.5	0.3	1.0	175.9
Share issue costs	—	(0.5)	—	(7.5)
Other	(0.6)	3.2	2.5	1.4

Net cash (used in) provided by continuing financing activities	(38.4)	18.1	(27.0)	75.8
Net cash provided by discontinued financing activities	0.7	2.2	2.5	5.8

Net cash (used in) provided by financing activities	(37.7)	20.3	(24.5)	81.6

Effect of foreign exchange rate changes on cash and cash equivalents	0.5	(4.5)	(1.0)	(6.4)

Net increase (decrease) in cash and cash equivalents	35.1	(27.6)	5.3	70.4
Cash and cash equivalents at beginning of period	32.1	115.1	61.9	17.1

Cash and cash equivalents at end of period	$67.2	$87.5	$67.2	$87.5

Cash and cash equivalents related to:
Continuing operations			63.2	78.8
Discontinued operations			4.0	8.7

			$67.2	$87.5